FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on August 23, 2010, by Panasonic Corporation (the registrant), announced to change company name of subsidiary (IPS Alpha Technology, Ltd.).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 25, 2010

August 23, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic to Change Company Name of Subsidiary

(IPS Alpha Technology, Ltd.)

Osaka, Japan, August 23, 2010 – Panasonic Corporation (NYSE: PC / TSE: 6752, “Panasonic”) announced that IPS Alpha Technology, Ltd. (“IPS Alpha”), a subsidiary manufacturing LCD panel, will change the company name and take over IPS Alpha Technology, Himeji, Ltd. (“IPS Alpha Himeji”), and IPS Alpha Support Co., Ltd. (“IPS Alpha Support”)* as of October 1, 2010, through a resolution that was approved at the Board of Directors held on today.

*As of June 30, 2010, IPS Alpha Support was established by a corporate split of Hitachi Displays, Ltd. (“Hitachi Displays”), and assumed the entire shares of Hitachi Displays shareholding of IPS Alpha. On the same day, Hitachi Displays transferred 94% shares of IPS Alpha Support to Panasonic. As a result of these transactions, Panasonic effectively acquired 92% shares of IPS Alpha, adding to its existing shareholdings.

1.	Basic information of the subsidiary

Company Name	IPS Alpha Technology, Ltd.

Principal Office	3732, Hayano, Mobara-shi, Chiba, Japan

Representative	Fumiaki Yonai, President

Principal Lines of Business	Design, manufacture, sales, and related maintenance & services of large-sized LCD TV panels

Capital Stock	50.2 billion yen

2.	New company name

Panasonic Liquid Crystal Display Co., Ltd.

3.	Reason for company name change

The purpose of this name change is to unify the strategy of LCD panel business on a global scale as a Group. LCD panel is a key material of flat-panel TVs, and Panasonic positions LCD panel business as a core business of the six key businesses on Panasonic Group.

4.	Effective date (planned)

October 1, 2010

(The change will be submitted for and subject to approval at its extraordinary meeting of shareholders.)

As of October 1, 2010, IPS Alpha Himeji, and IPS Alpha Support are integrated to Panasonic Liquid Crystal Display Co., Ltd. with an aim to realize the unified and effective management system. Moving forward, Panasonic will implement its growth strategy for LCD TV panel business and strengthen global competitiveness to enhance its flat-panel TV business, which is a core business of Panasonic group’s six key businesses.

The principal office and the representative of Panasonic Liquid Crystal Display Co., Ltd. are as follows.

Principal Office	1-6, Megahida-cho, Shikama-ku, Himeji-shi, Hyogo, Japan

Representative	Shigeto Suzuki, President

About Panasonic Corporation

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen (US$79.4 billion) for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

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